Financial Statements

Income Statements for the one and four month periods ending April 30, 2023 and 2024

INCOME STATEMENT	Apr 2023	Apr 2024	YTD last year	2024 (YTD)
Revenue				
Club Revenue	$1,297	$1,198	$6,488	$15,372
Contract Distillation	$12,190	$1,348	$51,392	$17,961
Event Income	$675	$1,004	$2,628	$3,549
Food Truck	$0	$0	$2,712	$1,703
Liquor Sales	$11,145	$18,114	$61,701	$66,117
Room Rental & Catering Income	$3,813	$966	$10,274	$7,827
Total Revenue	**$29,120**	**$22,629**	**$135,195**	**$112,528**
Cost of Goods Sold				
Production COGS	$6,909	$5,447	$23,210	$21,885
Tasting Room COGS	$1,547	$996	$8,396	$4,395
COGS - Depreciation	$3,424	$3,399	$13,697	$13,671
freight	$0	$0	$1,506	$1,482
Total Cost of Goods Sold	**$11,880**	**$9,842**	**$46,809**	**$41,433**
Gross Profit	**$17,240**	**$12,788**	**$88,385**	**$71,095**
Gross Profit Margin (%)	**59.20%**	**56.51%**	**65.38%**	**63.18%**
Expenses				
Advertising and Marketing	$2,788	$3,644	$9,152	$9,204
Amortization Expense	$995	$999	$4,120	$3,996
Auto and Truck Expenses	$394	$360	$3,939	$1,557
Bank & Merchant Charges	$0	$438	$1,327	$1,723
Charitable Donation	$0	$0	$0	$403
Commissions	$0	$200	$0	$500
Computer & Internet Expenses	$744	$666	$2,587	$2,498
Depreciation Expense	$824	$2,768	$3,296	$11,071
Dues & Subscriptions	$732	$50	$826	$409
Equipment Rental	$169	$179	$1,059	$714
Food Truck Expense	$500	$400	$605	$400
Insurance Expense	$0	$746	$2,070	$2,984
Interest Expense	$772	$3,505	$2,738	$13,966
Lease	$6,549	$6,549	$26,196	$26,196
Licenses, Permits & Taxes	$792	$0	$1,850	$1,035
Office Supplies & Expense	$0	$0	$68	$1,070
Labor Costs	$5,318	$8,789	$30,028	$32,211
Professional Fees	$500	$500	$2,625	$2,000
Repairs and Maintenance	$400	$368	$790	$1,562
Security	$36	$46	$244	$380
Shipping & Postage	$62	$165	$716	$881
Small Tools and Equipment	$573	$311	$2,465	$614
Supplies	$0	$0	$100	$142
Taxes	$2,285	$1,678	$7,098	$6,392
Telephone Expense	$17	$101	$159	$403
Travel & Entertainment	$11	$95	$980	$692
Utilities	$1,013	$1,200	$4,882	$5,956
Taxes	$0	$0	$0	$150
Total Expenses	**$25,472**	**$33,757**	**$109,919**	**$129,109**

Income Statements for the one and four month periods ending April 30, 2023 and 2024

	Apr 2023	Apr 2024	YTD last year	2024 (YTD)
Operating Profit	($8,232)	($20,969)	($21,534)	($58,013)
Operating Profit Margin (%)	-28.27%	-92.66%	-15.93%	-51.55%
Other Income				
Grant Income	$0	$0	$2,500	$0
Other Expenses				
Other Miscellaneous Expense	$263	$22	$1,103	$172
Earnings Before Interest & Tax	($8,495)	($20,991)	($20,136)	($58,185)
Net Income	($8,495)	($20,991)	($20,136)	($58,185)
Net Income Margin (%)	-29.17%	-92.76%	-14.89%	-51.71%

Balance Sheet as of April 30, 2023 and 2024

BALANCE SHEET	2023	2024 (YTD)
ASSETS		
Cash & Equivalents	$6,394	$8,387
Accounts Receivable	$62,511	$43,400
Inventory	$95,261	$79,664
Other Current Assets	$46,372	$79,790
Total Current Assets	$210,538	$211,241
Fixed Assets	$480,612	$455,870
Investments or Other Non-Current Assets	$554,799	$550,803
Total Non-Current Assets	$1,035,411	$1,006,673
Total Assets	$1,245,950	$1,217,914
LIABILITIES		
Short Term Debt	$39,906	$40,015
Other Current Liabilities	$208,177	$272,222
Total Current Liabilities	$248,082	$312,236
Long Term Debt	$551,183	$522,125
Other Non-Current Liabilities	$173,871	$168,924
Total Non-Current Liabilities	$725,054	$691,049
Total Liabilities	$973,137	$1,003,286
EQUITY		
Retained Earnings	($218,065)	($303,663)
Current Earnings	($85,598)	($58,185)
Other Equity	$576,476	$576,476
Total Equity	$272,813	$214,628
Total Liabilities & Equity	$1,245,950	$1,217,914

Statements of Cash Flows for the one and four month periods ending April 2023 and 2024

CASH FLOW STATEMENT	Apr 2023	Apr 2024	YTD last year	2024 (YTD)
OPERATING ACTIVITIES				
Net Income	($8,495)	($20,991)	($20,136)	($58,185)
Depreciation and Amortization	$5,243	$7,165	$21,113	$28,739
Change in Accounts Payable	$0	$0	$179	$0
Change in Other Current Liabilities	($978)	$16,307	$6,847	$64,045
Change in Accounts Receivable	$2,525	$5,041	$8,493	$19,111

Statements of Cash Flows for the one and four month periods ending April 2023 and 2024

	Apr 2023	Apr 2024	YTD last year	2024 (YTD)
Change in Inventory	$6,909	$4,743	$4,492	$15,597
Change in Other Current Assets	$7,670	($7,057)	$3,522	($33,418)
Cash Flow from Operating Activities	**$12,874**	**$5,208**	**$24,511**	**$35,889**
INVESTING ACTIVITIES				
Change in Fixed Assets (ex. D&A)	($49,495)	($999)	($52,620)	($3,996)
Change in Investments or Other NCAs	$995	$999	$20,774	$3,996
Cash Flow from Investing Activities	**($48,500)**	**$0**	**($31,846)**	**$0**
FINANCING ACTIVITIES				
Change in Short Term Debt	$1,050	($368)	$3,392	$109
Change in Long Term Debt	($9,758)	($7,264)	($39,031)	($29,058)
Change in Other Non-Current Liabilities	$48,292	($989)	$43,399	($4,947)
Cash Flow from Financing Activities	**$39,583**	**($8,622)**	**$7,759**	**($33,896)**
Change in Cash & Equivalents	**$3,958**	**($3,414)**	**$424**	**$1,993**
Cash & Equivalents, Opening Balance	$7,852	$11,801	$11,386	$6,394
Cash & Equivalents, Closing Balance	$11,809	$8,387	$11,809	$8,387